                      UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549

                        FORM 11-K

(Mark One)
[X]    ANNUAL  REPORT PURSUANT  TO SECTION  15(d)  OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended     December 31, 1997
                       OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

              Commission file number          1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          STIFEL,NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
                    STIFEL FINANCIAL CORP
                       500 N. Broadway
               St. Louis, Missouri 63102-2188

Issuer's telephone number,including area code 314-342-2000

Stifel, Nicolaus Profit
Sharing 401(k) Plan

Financial Statements as of
December 31, 1997 and 1996 and for the
Year Ended December 31, 1997 and
Supplemental Schedules as of and for the Year Ended December 31, 1997 and
Independent Auditors' Report

         STIFEL, NICOLAUS PROFIT SHARING 401(K) PLAN
                     Form 11-K Index
                    December 31, 1997
TABLE OF CONTENTS
-----------------------------------------------------------------------------
                  STIFEL,NICOLAUS PROFIT SHARING 401(K) PLAN
                              FORM 11-K INDEX
                             DECEMBER 31, 1998

ITEM 1. PLAN IS SUBJECT TO ERISA. SEE ITEM 4.                       Page

ITEM 2. PLAN IS SUBJECT TO ERISA. SEE ITEM 4.

ITEM 3. PLAN IS SUBJECT TO ERISA. SEE ITEM 4.

ITEM 4. FINANCIAL STATEMENTS AND SCHEDULES

INDEPENDENT AUDITORS' REPORT                                          5

STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
 AND FOR THE YEAR ENDED DECEMBER 31, 1997:

 Statements of Net Assets Available for Plan Benefits                 6

 Statements of Changes in Net Assets Available for Plan Benefits      7

 Notes to Financial Statements                                       8-17

SUPPLEMENTAL SCHEDULES AS OF AND
 FOR THE YEAR ENDED DECEMBER 31, 1997:

 Item 27a - Schedule of Assets Held for Investment Purposes           18

 Item 27d - Schedule of Reportable Transactions                       19

The following schedules required by the Department of Labor
Regulations are omitted because of the absence of conditions under which they are required:

 Item 27b - Schedule of Loans in Default

 Item 27c - Schedule of Leases in Default

 Item 27e - Schedule of Nonexempt Transactions

                                    SIGNATURES

The Plan, Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                          Stifel,Nicolaus Profit Sharing 401(K) Plan
                                      (Name of Plan)

Date: December 30, 1998               By    /S/ Bernard N. Burkemper
                                             Bernard N. Burkemper
                                             (Trustee)

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Trustees of
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri:

We have audited the accompanying statements of net assets available for plan benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment as of December 31, 1997 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The Plan has not presented information relative to the historical cost of investment purchase and sale transactions and gain or loss on sale transactions in the schedule of reportable transactions and historical cost information for four of the investments in the schedule of assets held for investment purposes. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/S/ DELOITTE & TOUCHE LLP
September 25, 1998

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------

                                                    1997            1996
                                                -----------     -----------
ASSETS:
  Cash                                          $     4,043     $    32,181
  Investments, at fair value                     31,288,396      26,753,337
  Employee loans receivables                        485,601         157,832
  Accrued interest on employee loans                    837           1,158
  Employer's contribution receivable                    765           4,853
  Participants' contribution receivable              35,313         102,514
                                                -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $31,814,955     $27,051,875
                                                ===========     ===========

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
  Net appreciation in fair value of investments             $  2,529,255
  Employer's contributions                                       154,618
  Participants' contributions                                  2,976,907
  Dividends                                                    1,356,738
  Interest income                                                 20,401
  Other                                                           19,260
                                                            ------------
           Total additions                                     7,057,179

DEDUCTIONS:
  Benefits paid to participants                               (2,275,057)
  Other                                                          (19,042)
                                                            ------------
           Total deductions                                   (2,294,099)

           Net increase                                        4,763,080


NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR     27,051,875
                                                            ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR         $ 31,814,955
                                                            ============

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------
1. DESCRIPTION OF THE PLAN

   The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

   General - The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions - Employees are eligible to contribute up to 15% of their eligible compensation in increments of 1%.

   Eligible Participants - Employees are eligible to participate in the Plan as of the first day of the calendar month following the later of the date of attainment of age 21, or the date six months after the date of employment.

   Loans to Participants - The Plan has a provision to make loans to participants of the Plan for certain hardship situations.
   The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan.
   The repayment period shall not exceed five years and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

   Participant Accounts - At the beginning of 1995, each participant could designate the percentage of his account which was to be invested in the SEI Prime Obligation Money Market Fund, SEI GNMA Fund, SEI Balanced Fund, SEI Equity Income Fund, SEI Capital Appreciation Fund, SEI Small Cap Growth Fund and Templeton Foreign Fund. Effective October 1, 1995, the Trustees of the Plan authorized two additional investment vehicles, AIM Value Fund and Evergreen Foundation Fund, to all participants. Effective May 1, 1997, as a result of change in plan administrator and trustee, each participant could designate the percentage of their account to be invested in the CIGNA Charter Short-Term Fixed Income Fund, CIGNA Charter Actively Managed Fixed Income Fund, CIGNA Lifetime 50 Fund, CIGNA Lifetime 40 Fund, CIGNA Lifetime 30 Fund, CIGNA Lifetime 20 Fund, Charter Large Co. Stock Index Fund, Neuberger & Berman Guardian Trust Fund, AIM Value Fund, PBHG Growth Fund, Templeton Foreign Fund, SEI Capital Appreciation Fund, SEI Small Cap Growth Fund, Stifel Financial Corp. Stock and the CIGNA Direct Fund. Additionally, the participants have the option to invest in any of the funds of the Plan and allocate their money in 1% increments. The participants are given the option to change the allocation of their contributions and transfer money between the funds daily.

   Vesting - The vesting period for Company contributions is based on a four year cliff vesting schedule. Participants are fully vested in their individual contributions at all times.

   Company Contributions - The Plan includes a matching contribution by the Company which is determined at the beginning of each plan year by the Board of Directors of the Company. The matching contribution for the plan year beginning January 1, 1997, is 50% of the first $500 contributed by the participant.

   Discretionary contributions by the Company above the aforementioned matching contributions are allocated to the participants using a combination of two methods: on a per capita basis and on the basis of participants' contributions.

   Payment of Benefits - Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

   Forfeited Plan Assets - If a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to active participants in equal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The financial statements of the Plan are prepared on an accrual basis.

   Investment Valuation - All investments are stated at fair value based upon quoted market prices.

   Other - The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments on the average cost method.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RIGHT TO TERMINATE THE PLAN

   Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

   The Plan is administered by the Company. Employees of the Company serve as Trustees of the Plan and participate in the Plan. The Company pays all administrative expenses related to the Plan.

5. INVESTMENTS

   The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:



                                                  1997            1996

CIGNA Charter Short-Term Fixed Fund          $  4,953,490     $       -
Neuberger & Berman Guardian Trust Fund          6,776,331
AIM Value Fund                                  4,839,647        3,826,597
Templeton Foreign Fund                          2,900,906        2,268,632
SEI Capital Appreciation Fund                   3,356,752        3,504,078
SEI Small Cap Growth Fund                       3,705,144        4,712,873
CIGNA Direct Fund                               2,050,851
SEI Equity Income Fund                                           3,525,430
SEI Balanced Fund                                                1,852,113
Prime Obligation Money Market Fund                               5,426,284


6. INCOME TAX STATUS

   The Internal Revenue Service has ruled, as of the most recent determination letter dated August 15, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

7. INVESTMENT FUNDS

   Net assets available for plan benefits by fund at December 31, 1997 and 1996 and changes in net assets available for plan benefits by fund for the year ended December 31, 1997 are as follows:

                                             CIGNA         CIGNA
                                          Short-Term     Actively
Net Assets Available for Plan                Fixed        Managed       CIGNA         CIGNA        CIGNA         CIGNA
Benefit as of December 31, 1997             Income     Fixed Income  Lifetime 50   Lifetime 40   Lifetime 30   Lifetime 20

Cash                                   $        820    $       135   $        -    $     -       $    -        $       -
Investments, at market value              4,953,490        988,294        329,768        68,639         6,308        21,001
Employee loans receivable
Accrued interest on employee loans                              39                            2                           1
Employer's contribution receivable               34             25                            4            13            36
Participants'contributions receivable            68          1,857            151           109            83            84
                                       ------------    ------------  ------------  ------------  ------------  ------------
Net assets available for plan benefits $  4,954,412    $   990,350   $    329,919  $     68,754  $      6,404  $     21,122
                                       ============    ============  ============  ============  ============  ============


                                           Charter
                                          Large Co.      Neuberger &
Net Assets Available for Plan               Stock           Berman           AIM           PBHG    Templeton      SEI Cap
Benefit as of December 31, 1997             Index       Guardian Trust      Value         Growth    Foreign    Appreciation


Cash                                   $       -        $        925  $       578  $       -     $        343  $        530
Investments, at market value                358,321        6,776,331    4,839,647       828,277     2,900,906     3,356,752
Employee loans receivable
Accrued interest on employee loans               32              289          231           192            32
Employer's contribution receivable               40              147          198           126            72
Participants' contributions receivable        1,056            6,968        7,519         4,464         3,270
                                       ------------     ------------  ------------ ------------  ------------  ------------
Net assets available for plan benefits $    359,449     $  6,784,660  $ 4,848,173  $    833,059  $  2,904,623  $  3,357,282
                                       ============     ============  ============ ============  ============  ============

                                                            Stifel
                                                           Financial                                Employee
Net Assets Available for Plan            SEI Small           Corp.         CIGNA      Guaranteed     Loans
Benefit as of December 31, 1997          Cap Growth          Stock        Direct        Income     Receivable       Total

Cash                                   $        712     $       -     $            $    -        $       -     $      4,043
Investments, at market value              3,705,144          104,667    2,050,851                                31,288,396
Employee loans receivable                                                                             485,601       485,601
Accrued interest on employee loans                                                           19                         837
Employer's contribution receivable                                14                         56                         765
Participants' contributions receivable          143            7,430                      2,111                      35,313
                                       ------------     ------------  ------------ ------------  ------------  ------------
Net assets available for plan benefits $  3,705,999     $    112,111  $ 2,050,851  $      2,186  $    485,601  $ 31,814,955
                                       ============     ============  ============ ============  ============  ============

                                                                                                                   Prime
                                         SEI Capital                       SEI         SEI            SEI        Obligation
Net Assets Available for Plan           Appreciation      SEI Equity     Balanced   Small Cap         GNMA          Money
Benefit as of December 31, 1996             Fund         Income Fund       Fund    Growth Fund        Fund       Market Fund

Cash                                   $      4,215     $      4,241  $     2,228  $      5,669   $     1,073   $     6,527
Investments at market value               3,504,078        3,525,430    1,852,113     4,712,873       892,394     5,426,284
Employee loans receivable
Accrued interest on employee loans              297              195           21           329            22            16
Employer's contribution receivable              482              558          246         1,361           191           284
Participants' contributions receivable       13,294           10,662        5,442        21,621         2,106         9,741
                                       ------------     ------------  ------------ ------------   ------------  ------------
Net assets available for plan benefits $  3,522,366     $  3,541,086  $ 1,860,050  $  4,741,853   $   895,786   $ 5,442,852
                                       ============     ============  ============ ============   ============  ============





                                         Templeton          AIM          Evergreen     Employee
Net Assets Available for Plan             Foreign           Value       Foundation       Loans
Benefit as of December 31, 1996            Fund             Fund           Fund       Receivable       Total


Cash                                   $      2,729     $      4,603  $        896  $      -       $    32,181
Investments at market value               2,268,632        3,826,597       744,936                  26,753,337
Employee loans receivable                                                                157,832       157,832
Accrued interest on employee loans              141               96            41                       1,158
Employer's contribution receivable              621              958           152                       4,853
Participants'contributions receivable        13,288            3,564        22,796                     102,514
                                       ------------     ------------  ------------  ------------   ------------
Net assets available for plan benefits $  2,285,411     $  3,835,818  $    768,821  $    157,832   $27,051,875
                                       ============     ============  ============  ============   ============

Changes in Net Assets Available for Plan
Benefits for the Year                               CIGNA         CIGNA
Ended December 31, 1997                           Short-Term     Actively
                                                    Fixed        Managed          CIGNA          CIGNA         CIGNA        CIGNA
Additions to Net Assets Attributed to:             Income      Fixed Income    Lifetime 50    Lifetime 40   Lifetime 30  Lifetime 20
Net appreciation (depreciation) in fair value
 of investments                                 $   159,039    $    66,753     $     5,151    $       564   $        60  $       127
Employer's contributions                              2,722          1,347                             59           210          270
Participants' contributions                         158,328         45,508           1,664          1,253         1,996        1,625
Dividends
Interest income                                       1,890            803                              7            13            8
Other
                                                -----------    -----------     -----------    -----------   -----------  -----------
           Total additions                          321,979        114,411           6,815          1,883         2,279        2,030

Deductions from Net Assets Attributed to:

Benefits paid to participants                      (256,244)      (125,572)              -              -             -            -
Other                                                 8,999           (331)                           (19)
                                                -----------    -----------     -----------    -----------   -----------  -----------
           Total deductions                        (247,245)      (125,903)              -            (19)            -            -
                                                -----------    -----------     -----------    -----------   -----------  -----------
Net increase/decrease                                74,734        (11,492)          6,815          1,864         2,279        2,030
Inter-fund transfers                              4,879,678      1,001,842         323,104         66,890         4,125       19,092
                                                -----------    -----------     -----------    -----------   -----------  -----------
           Net increase (decrease)                4,954,412        990,350         329,919         68,754         6,404       21,122

Net assets available for plan benefits,
Beginning of year                                         -              -               -              -             -            -
                                                -----------    -----------     -----------    -----------   -----------  -----------
Net assets available for plan benefits,
End of year                                     $ 4,954,412    $   990,350     $   329,919    $    68,754   $     6,404  $    21,122
                                                ===========    ===========     ===========    ===========   ===========  ===========

Changes in Net Assets Available for Plan
Benefits for the Year
Ended December 31, 1997                                         Neuberger &
                                                   Stock           Berman           AIM            PBHG      Templeton     SEI Cap
Additions to Net Assets Attributed to:             Index       Guardian Trust      Value          Growth      Foreign   Appreciation
Net appreciation (depreciation) in fair
value of investments                            $    16,019    $   476,558     $  1,045,717   $    (5,666)  $   185,224  $   11,843
Employer's contributions                                563          7,923           26,460         7,189        19,024      15,150
Participants' contributions                          18,118        448,532          654,849       245,488       406,814     194,640
Dividends                                                                                                                   964,555
Interest income                                         315          4,967            4,730         2,890         1,908         846
Other                                                                                 2,088                       2,131       1,121
                                                -----------    -----------     ------------   -----------   ----------- -----------
           Total additions                           35,015        937,980        1,733,844       249,901       615,101   1,188,155

Deductions from Net Assets Attributed to:

Benefits paid to participants                             -       (174,535)        (477,712)      (12,920)      (47,758)   (341,021)
Other                                                   (79)        (5,144)          (1,666)         (240)       (1,912)     (1,348)
                                                -----------    -----------     ------------   -----------   -----------  -----------
           Total deductions                             (79)      (179,679)        (479,378)      (13,160)      (49,670)   (342,369)

Net increase/decrease                                34,936        758,301        1,254,466       236,741       565,431     845,786
Inter-fund transfers                                324,513      6,026,359         (242,111)      596,318        53,781  (1,010,870)
                                                -----------    -----------     ------------   -----------   ----------- -----------
           Net increase (decrease)                  359,449      6,784,660        1,012,355       833,059       619,212    (165,084)

Net assets available for plan benefits,
 Beginning of year                                        -              -        3,835,818             -     2,285,411   3,522,366
                                                -----------    -----------     ------------   -----------   ----------- -----------
Net assets available for plan benefits,
 End of year                                    $   359,449    $ 6,784,660     $  4,848,173   $   833,059   $ 2,904,623 $ 3,357,282

                                                ===========    ===========     ============   ===========   ===========  ===========

                                                                  Stifel
                                                                 Financial
                                                   SEI Small       Corp.            CIGNA      Guaranteed    SEI Equity
Additions to Net Assets Attributed to:             Cap Growth      Stock           Direct        Income        Income
Net appreciation (depreciation) in fair
value of investments                             $   129,116   $    38,998     $   (67,349)   $         -  $   318,680
Employer's contributions                              32,455           838                             56       13,997
Participants' contributions                          339,854        10,808                          2,111      130,478
Dividends                                            136,826           231                                      51,988
Interest income                                          878           331                             19          522
Other                                                     33                                                     3,038
                                                 -----------   -----------     -----------    -----------  -----------
           Total additions                           639,162        51,206         (67,349)         2,186      518,703

Deductions from Net Assets Attributed to:

Benefits paid to participants                       (276,753)            -                              -      (56,765)
Other                                                 (2,660)          (19)        (12,361)
                                                 -----------   -----------     -----------    -----------  -----------
           Total deductions                         (279,413)          (19)        (12,361)             -      (56,765)

Net increase/decrease                                359,749        51,187         (79,710)         2,186      461,938
Inter-fund transfers                              (1,395,603)       60,924       2,130,561                  (4,003,024)
                                                 -----------   -----------     -----------    -----------  -----------
           Net increase (decrease)                (1,035,854)      112,111       2,050,851          2,186   (3,541,086)


Net assets available for plan benefits,
 Beginning of year                                 4,741,853             -               -              -    3,541,086
                                                 -----------   -----------     -----------    -----------  -----------
Net assets available for plan benefits,
End of year                                      $ 3,705,999   $   112,111     $ 2,050,851    $     2,186  $         -
                                                 ===========   ===========     ===========    ===========  ===========

                                                                             Prime                      Employee
                                                 SEI           SEI         Obligation     Evergreen      Loans
Additions to Net Assets Attributed to:        Balanced         GNMA       Money Market   Foundation    Receivable       Total
Net appreciation (depreciation) in fair
value of investments                       $   107,671    $    (5,797)    $     5,835    $    40,712  $         -   $ 2,529,255
Employer's contributions                         7,738          4,195           9,987          4,435                    154,618
Participants' contributions                     69,963         53,849         166,415         24,614                  2,976,907
Dividends                                       30,458         29,635         132,099         10,946                  1,356,738
Interest income                                     55             61              43            115                     20,401
Other                                            1,106            741           4,883          8,638       (4,519)       19,260
                                           -----------    -----------     -----------    -----------  -----------   -----------
           Total additions                     216,991         82,684         319,262         89,460       (4,519)    7,057,179

Deductions from Net Assets Attributed to:

Benefits paid to participants                  (86,140)        (7,207)       (394,174)        (3,574)     (14,682)   (2,275,057)
Other                                                                                                      (2,262)      (19,042)
                                           -----------    -----------     -----------    -----------  -----------   -----------
           Total deductions                    (86,140)        (7,207)       (394,174)        (3,574)     (16,944)   (2,294,099)

Net increase/decrease                          130,851         75,477         (74,912)        85,886      (21,463)    4,763,080
Inter-fund transfers                        (1,990,901)      (971,263)     (5,367,940)      (854,707)     349,232             -
                                           -----------    -----------     -----------    -----------  -----------   -----------
           Net increase (decrease)          (1,860,050)      (895,786)     (5,442,852)      (768,821)     327,769     4,763,080

Net assets available for plan benefits,
 Beginning of year                           1,860,050        895,786       5,442,852        768,821      157,832    27,051,875
                                           -----------    -----------     -----------    -----------  -----------   -----------
Net assets available for plan benefits,
 End of year                               $         -    $         -     $         -    $         -  $   485,601   $31,814,955
                                           ===========    ===========     ===========    ===========  ===========   ===========

                                                                 (Concluded)

                                   * * * * * *

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
-----------------------------------------------------------------------------

                                                  Number of                           Fair
         Description of Investments                 Shares             Cost           Value
CIGNA Charter Short-Term Fixed Income Fund          96,864         $ 4,827,448     $ 4,953,490

CIGNA Charter Actively Managed Fixed Income Fund     8,136             936,638         988,294

CIGNA Lifetime 50 Fund                              20,667             324,619         329,768

CIGNA Lifetime 40 Fund                               4,222              68,076          68,639

CIGNA Lifetime 30 Fund                                 376               6,247           6,308

CIGNA Lifetime 20 Fund                               1,245              20,876          21,001

Charter Large Co. Stock Index Fund                   7,043             342,882         358,321

Neuberger & Berman Guardian Trust Fund             353,943           6,395,361       6,776,331

AIM Value Fund - Class A                           127,172                  (1)      4,839,647

PBHG Growth Fund                                    32,622             835,131         828,277

Templeton Foreign Fund - Class I                   251,106                  (1)      2,900,906

SEI Capital Appreciation Fund                      247,183                  (1)      3,356,752

SEI Institutional Managed Trust Small Cap
  Growth Fund - Class A                            222,933                  (1)      3,705,144

Stifel Financial Corp. Stock                         6,203              67,207         104,667

CIGNA Direct Fund                                2,050,851           2,050,851       2,050,851
                                                                                   -----------
                                                                                    31,288,396

Employee loans receivable                                                              485,601
                                                                                   -----------
Total                                                                              $31,773,997
                                                                                   ===========

(1)    The historical cost information is not available.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

                                                                                                        Gain
                                        Number                                                        or (loss)
                                          of                     Number of                   Cost      on Sale
                                       Purchase     Purchase       Sales        Selling    of Asset   of Asset
                                     Transactions     Price     Transactions      Price      (1)          (1)

Category (i) - Single Transactions in Excess of 5% of Plan Assets

CIGNA Charter Short-Term Fixed Fund         1       $ 6,024,873                 $        -
Nueberger & Berman Guardian Trust Fund      1         6,632,089
SEI Equity Income Fund                                                1           4,130,614
SEI Balanced Fund                                                     1           1,848,828
Prime Obligation Money Market Fund                                    1           6,006,553

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

SEI Capital Appreciation Fund               23      $ 1,306,494      55         $ 1,455,462
SEI Equity Income Fund                      17          716,598       8           4,559,371
SEI Balanced Fund                           14          186,114      10           2,146,080
SEI Small Cap Growth Fund                   30          866,076      62           2,002,513
Prime Obligation Money Market Fund          24        1,429,178       9           6,862,934
Templeton Foreign Fund                      61        4,414,530      60             808,398
AIM Value Fund                              71        6,466,780      72           1,982,392
CIGNA Charter Short-Term Fixed Fund         59        7,079,431      62           2,284,980
Neuberger & Berman Guardian Trust Fund      41        7,206,577      62             906,804
CIGNA Direct Fund                          111        2,144,702       1                 700



(1) The historical cost information is not available and thus a gain or loss has not been computed.